                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                             LJL BioSystems, Inc.
   ------------------------------------------------------------------------
                               (Name of Issuer)

                        COMMON STOCK, par value $0.001
   ------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   50187310
   ------------------------------------------------------------------------
                                 CUSIP Number

                        Bay City Capital Management LLC
                         750 Battery Street, Suite 600
                        San Francisco California  94111
                                (415) 837-0996

                                with a copy to:

                            Timothy G. Hoxie, Esq.
                        Heller Ehrman White & McAuliffe
                                333 Bush Street
                       San Francisco, California  94104
                                (415) 772-6052
   ------------------------------------------------------------------------
                      (Name, address and telephone number
          of person authorized to receive notices and communications)

                               February 15, 2000
                               -----------------
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                        (Continued on following pages)

                                 (Page 1 of 8)

  CUSIP NO. 50187310                   13D                   Page 2 of 8 pages
            --------


------------------------------------------------------------------------------
 1)   NAMES OF REPORTING PERSONS
      The Bay City Capital Fund I, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2)                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3)


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4)
      WC

------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14)
      PN

------------------------------------------------------------------------------

  CUSIP NO. 50187310                   13D                   Page 3 of 8 pages
            --------


------------------------------------------------------------------------------
 1)   NAMES OF REPORTING PERSONS
      Bay City Capital Management LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2)                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3)


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4)
      OO

------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14)
      OO

------------------------------------------------------------------------------

  CUSIP NO. 50187310                   13D                   Page 4 of 8 pages
            --------


------------------------------------------------------------------------------
 1)   NAMES OF REPORTING PERSONS
      Bay City Capital LLC

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2)                                                             (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3)


------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4)
      OO

------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                [_]

------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11)
      -0-
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
 12)
                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13)
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14)
      OO

------------------------------------------------------------------------------

CUSIP NO. 50187310                     13D                     Page 5 of 8 pages
          --------

                                 INTRODUCTION

  Bay City Capital Management LLC, a Delaware limited liability company ("Management"), hereby files this Amendment No. 1 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons identified in Item 2 of this Statement pursuant to the Agreement With Respect To
Schedule 13D attached hereto as Exhibit 7(1).

  Only those Items amended are reported herein.

  Item 4.   Purpose Of Transaction.
            ----------------------

  Item 4 is amended by adding the following paragraph at the end thereof:

In a series of open market transactions on the NASDAQ occurring on February 7, 8, 9, 10, 11, 14, and 15, 2000, the Fund disposed of an aggregate of 857,143 shares of Common Stock of the Issuer at an average sales price of approximately $16.66. The total funds received by the Fund in these transactions was $14,283,079.75 (excluding broker commissions). A table identifying the sales occurring within the last sixty days is included in Item 5(c) of this Amendment.

  Item 5. Interest in Securities of the Issuer.
          -------------------------------------

  Item 5 is amended by being replaced in its entirety with the following:

  (a) and (b) The aggregate number of shares and percentage of Common Stock of the Issuer (based upon Issuer's report on Form 10-Q for the quarter ending September 30, 1999, that the Issuer had 12,730,041 shares of Common Stock outstanding as of October 31, 1999) beneficially owned by each person named in
Item 2 of the Statement, as well as the number of shares of Common Stock as to which such person is deemed to have sole power to vote or to

CUSIP NO. 50187310                     13D                     Page 6 of 8 pages
          --------

direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, is set forth in the following table:

-----------------------------------------------------------------------------------------------
Reporting Person      No. of Shares     Percentage      Power to Vote        Power to Dispose
                      Beneficially       of Class     Shared      Sole       Shared     Sole
                        Owned
-----------------------------------------------------------------------------------------------

Fund                        -0-            0.0%          -0-        -0-         -0-       -0-
----------------------------------------------------------------------------------------------
Management                  -0-            0.0%          -0-        -0-         -0-       -0-
----------------------------------------------------------------------------------------------
Bay City LLC                -0-            0.0%          -0-        -0-         -0-       -0-
----------------------------------------------------------------------------------------------

  Each of the Fund, Management and Bay City LLC had previously shared power to vote and to dispose of the shares beneficially owned by them with each other.

CUSIP NO. 50187310                     13D                     Page 7 of 8 pages
          --------

   (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

   -------------------------------------------------------------------------------------
       Date             Seller         # Shares           Price            Total Funds
                                                                             Received
   -------------------------------------------------------------------------------------
   02/07/00          Fund                3,100            $16.0000      $    49,600.00
   -------------------------------------------------------------------------------------
   02/08/00          Fund              241,570            $16.2176      $ 3,917,685.63
   -------------------------------------------------------------------------------------
   02/09/00          Fund              123,543            $16.5399      $ 2,043,388.87
   -------------------------------------------------------------------------------------
   02/10/00          Fund               43,435            $16.1258      $   700,424.12
   -------------------------------------------------------------------------------------
   02/11/00          Fund               12,300            $15.9278      $   195,911.94
   -------------------------------------------------------------------------------------
   02/14/00          Fund              228,260            $15.8480      $ 3,617,007.96
   -------------------------------------------------------------------------------------
   02/15/00          Fund              204,935            $18.3427      $ 3,759,061.22
   -------------------------------------------------------------------------------------
   TOTAL                               857,143                          $14,283,079.75
                                       =======                          ==============
   -------------------------------------------------------------------------------------

   (d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

   (e) The date on which the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer was February 8, 2000.

CUSIP NO. 50187310                     13D                     Page 8 of 8 pages
          --------

                                   SIGNATURE

   After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2000

                                        Bay City Capital Management LLC

                                        By:  /s/ Fred Craves
                                             ---------------
                                        Its: Manager